June 16, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-0504

Attention: Christina DiAngelo

VIA EDGAR

Re:	Registrants:	Natixis Funds Trusts I, Natixis Funds Trust II, Natixis Funds Trust IV, Gateway Trust, Hansberger International Series, Loomis Sayles Funds I and Loomis Sayles Funds II
	File Nos.:	811-04323, 811-00242, 811-09945, 811-22099, 811-07729, 811-08282, and 811-06241

Dear Ms. DiAngelo,

This letter responds to your comments received by telephone on May 18, 2011 regarding certain filings by the above-referenced registrants (each, a “Registrant”) on behalf of certain of their series funds (each, a “Fund”). For your convenience, we have summarized each comment below, followed by the Registrants’ responses. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrants in their respective filings.

Series and Class Information in EDGAR:

1.	Comment. Rule 313 of Regulation S-T requires the Registrants to mark as inactive for EDGAR purposes any series and/or class that is no longer offered, goes out of existence, or deregisters after the last EDGAR filing is made for that series and/or class. The International Core Fund series of the Hansberger International Series appears to have liquidated on August 31, 2010 but it is still listed in EDGAR as being “active.” Please mark the Fund as “inactive.” Moreover, please confirm that the Class Y shares of the Hansberger International Fund series of Natixis Funds Trust I are appropriately listed in EDGAR as being “active.”

Response. The Hansberger International Series has since marked the International Core Fund series, which liquidated on August 31, 2010, as “inactive.” Although Class Y shares of the Hansberger International Fund are not currently being offered to the public, Natixis Funds Trust I has continued to maintain the registration of such shares and thus they are appropriately listed in EDGAR as being “active.”

2.	Comment. Rule 313 of Regulation S-T requires the Registrants to keep current their information concerning their existing and new series and/or classes, including series and/or class names and ticker symbols. The staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) noted the following Fund classes without ticker symbols:

Loomis Sayles Funds I:

•	Loomis Sayles Inflation Protected Securities Fund-Retail Class

•	Loomis Sayles Intermediate Duration Bond Fund-Retail Class

Loomis Sayles Funds II:

•	Loomis Sayles Value Fund-Admin Class

•	Loomis Sayles High Income Fund-Class Y

•	Loomis Sayles Investment Grade Bond Fund-Admin Class

•	Loomis Sayles Strategic Income Fund-Admin Class

Natixis Funds Trust I:

•	Vaughan Nelson Small Cap Value Fund-Class Y

•	Absolute Asia Dynamic Equity Fund-Class A, Class C and Class Y

•	Natixis Oakmark Global Fund-Class A and Class C

•	Natixis Oakmark International Fund-Class A and Class C

Natixis Funds Trust II:

•	ASG Managed Futures Strategy Fund-Class A, Class C and Class Y

•	Westpeak ActiveBeta Equity Fund-Class A, Class C and Class Y

•	Loomis Sayles Multi-Asset Real Return Fund-Class A, Class C and Class Y

•	Loomis Sayles Absolute Strategies Fund-Class A, Class C and Class Y

Please use the series and class page on the Commission’s EDGAR Filing Website to provide the missing ticker symbols.

Response. The above-listed Registrants have since used the Commission’s EDGAR Filing Website to provide the missing ticker symbols for the above-listed Funds.

Annual Report Filings:

3.	Comment. The box to the left of the Management Discussion of Fund Performance (the “MDFP”) in the December 31, 2010 Annual Reports for the Loomis Sayles Absolute Strategies Fund (page 13 of the Annual Report) and the Loomis Sayles Multi-Asset Real Return Fund (page 17 of the Annual Report) states that each Fund offers Class A, Class B and Class Y shares whereas all other sections of the Annual Reports indicate that each Fund offers Class A, Class C and Class Y shares. Was the reference to Class B shares a typographical error?

Response. The reference to Class B shares for each of these Funds was a typographical error. As other sections of the Annual Reports indicate, each of these Funds offers Class A, Class C and Class Y shares. In future filings, the Registrants will replace the references to Class B shares with Class C shares.

Form N-SAR-B Filings:

4.	Comments. The “Report of Independent Registered Public Accounting Firm” attached as EX-99.77B ACCT LTR to Form N-SAR-B should include the name, city and state of the accounting firm issuing the report. Please (a) ensure that future Form N-SAR-B filings of this report for the following Registrants include the name, city and state of the accounting firm issuing the report: Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Gateway Trust, Loomis Sayles Funds I, Loomis Sayles Funds II and Hansberger International Series; and (b) file amended Forms N-SAR-B for Natixis Funds Trust I (N-SAR-B filed November 26, 2010) and Loomis Sayles Funds II (N-SAR-B filed November 26, 2010) to include the name, city and state of the accounting firm issuing the report.

Response. The above-referenced Registrants have instructed PricewaterhouseCoopers LLP, the Registrants’ independent registered public accounting firm, to include the city and state of its offices on the Report of Independent Registered Public Accounting Firm attached as EX-99.77B ACCT LTR to future filings. In addition, Natixis Funds Trust I and Loomis Sayles Funds II have since filed amended Forms N-SAR-B for the fiscal years ended September 30, 2010 that include the name, city and state of the accounting firm on the Report of Independent Registered Public Accounting Firm attached as EX-99.77B ACCT LTR to the filings.

Form N-CSR Filings:

5.	Comment. Item 2 of Form N-CSR requires a registrant to state whether there were any amendments to or waivers of its code of ethics during the period. In future filings, please affirmatively state whether there were any such amendments or waivers.

Response. In future filings, the Registrants will affirmatively state whether there were any amendments or waivers to their Codes of Ethics.

Investment Company Blanket Bond Filings (the “Fidelity Bond”):

6.	Comment. In Item 3 of the Fidelity Bond filed by the Registrants in April 2011, with respect to the several Insuring Agreements listed, the Single Loss Limit of Liability is stated as “$25 million part of $38 million.” Please explain these coverage amounts.

Response. The Fidelity Bond filed by the Registrants in April 2011 was provided by Chartis (which also does business under the name of National Union Fire Insurance Company (“National Union”)). National Union provided $25 million of the required $38 million of coverage. Continental Casualty Company (“CNA”) provided the remaining $13 million of coverage. CNA did not issue a separate policy but rather indicated its co- surety status in Endorsement # 6 to the National Union Fidelity Bond that was filed by the Registrants.

Portfolio of Investments (“POI”) included within Registrants’ Financial Statements:

7.	Comment. Please describe the Registrants’ policy with respect to disclosing interest rates within the POI. For example, as noted in the POI on page 13 of the September 30, 2010 financial statements for the Loomis Sayles High Income Opportunities Fund, for certain variable rate securities, the rate in effect at the reporting period end was disclosed whereas, for other similar securities, the weighted average rate was disclosed.

Response. It is the policy of the Registrants to disclose interest rates for all fixed income securities. If a security has a variable or floating rate, the Registrants will disclose the rate in effect as of the reporting period end (e.g., September 30). Securities for which the Registrants disclose a weighted average interest rate are bank loans with multiple underlying contracts. Bank loans are traded and priced at the facility level; therefore, the Registrants disclose the loan facility as a security in the POI. A Fund acquires an interest in a bank loan by entering into an assignment agreement (a “Contract”) with the lender. Contracts within a loan facility may have different interest rates associated with them. It is the policy of the Registrants to disclose the weighted average interest rate of the Contracts within each loan facility.

8.	Comment. Within the December 31, 2010 financial statements for the series Funds of the Hansberger International Series, no dividend rate was disclosed with respect to preferred stocks held by those Funds. Why was this information excluded?

Response. The holdings in question were issues from Germany and Brazil. Unlike U.S. preferred stocks, these foreign preferred stocks do not have a stated fixed rate associated with them. Dividend payments associated with these holdings are accrued on ex-date when the rates are declared by the issuer. As such, these preferred stocks were disclosed in the POIs without an interest rate.

9.	Comment. Please confirm the accuracy of the values of the following bonds disclosed in the September 30, 2010 financial statements for the Loomis Sayles Bond Fund and the Loomis Sayles Fixed Income Fund: Human Genome Sciences, Inc. 2.25%, 8/15/2012 and Valeant Pharmaceuticals International, 4.00%, 11/15/2013.

Response. The Registrants confirm the accuracy of the values of the above-referenced bonds. Each of the bonds has a conversion feature that allows the holder to exchange the bond for common shares of the respective issuer at a fixed conversion ratio. This conversion ratio allows bond holders to acquire the common stock at a significant discount to the current market price of the stock, thus driving the market price for these bonds well above the stated par value redemption amounts.

Statement of Assets and Liabilities included within the Registrants’ Financial Statements:

10.	Comment. In the most recent financial statements for all Registrants, were there any liabilities to the Registrants’ directors that should have been separately stated at the reporting period end pursuant to Rule 6-04, Section 12(b)(1) of Regulation S-X?

Response. As disclosed in the Notes to Financial Statements, the independent trustees of the Registrants (the “Trustees”) may elect to defer their compensation pursuant to a deferred compensation plan (the “Plan”). The Trustees are paid quarterly at the meeting date occurring during the current quarter. Accordingly, there are no liabilities to Trustees at the reporting period end other than the compensation amounts that have been deferred under the Plan. These deferred fee amounts are reflected as a separate liability line-item on each Fund’s Balance Sheet at the end of the reporting period.

11.	Comment. In the most recent financial statements for all Registrants, were there any liabilities to an affiliated party at reporting period end for service and distribution fees that should have been separately disclosed on the balance sheet?

Response. Accrued service and distribution fees are paid monthly on the last business day of each month. Accordingly, there are no liabilities to affiliated parties for these fees at the end of the fiscal period.

Statement of Operations and Financial Highlights within the Registrants’ Financial Statements:

12.	Comment. In future filings, please disclose the impact of non-recurring dividends on the total return of a Fund and, if material in amount, include relevant disclosure in the MDFP.

Response. In future filings, when material non-recurring dividends are disclosed in the Statement of Operations, the Registrants will also disclose in the Financial Highlights table the impact of these non-recurring dividends on the total return of a Fund. Additionally, if material in amount, the Registrants also will include relevant disclosure in the MDFP for the Fund.

Statement of Changes in Net Assets included within the Registrants’ Financial Statements:

13.	Comment. In future filings, for any Fund that receives a regulatory settlement, please enhance the disclosures by including information regarding the circumstances relating to the settlement and, if material in amount, including relevant disclosure in the MDFP.

Response. In future filings, when material regulatory settlements are disclosed in the Statement of Operations, the Registrants will enhance the disclosures by including information regarding the circumstances relating to the regulatory settlements. Additionally, if material in amount, the Registrants also will include relevant disclosure in the MDFP for the Fund.

Notes to Financial Statements included within the Registrants’ Financial Statements:

14.	Comment. In future filings, for any Fund that receives payments by an affiliate to compensate for trading errors, please consider including separate line-item disclosure consistent with the guidance provided in the Investment Companies - AICPA Audit and Accounting Guide dated May 1, 2010.

Response. In accordance with U.S. Generally Accepted Accounting Principles all transactions with affiliates are disclosed in a Fund’s Financial Statements, including payments made by affiliates for losses and trading errors. It is the policy of the Registrants to evaluate the materiality of these amounts for separate line-item disclosure in the Financial Statements as part of the financial reporting process. Thus, if management has determined a payment to be non-material, it will not be included as a separate line-item in the Financial Statements but will only be disclosed in the footnotes to the Financial Statements.

15.	Comment. In future filings, please consider including disclosure as to whether a Fund is diversified or non-diversified pursuant to Section 5(b) of the Investment Company Act of 1940.

Response. In future filings, the Registrants will include disclosure as to whether a Fund is diversified or non-diversified pursuant to Section 5(b) of the Investment Company Act of 1940.

Financial Highlights included within the Registrants’ Financial Statements:

16.	Comment. In the December 31, 2010 financial statements for the AEW Real Estate Fund, please explain why the return-of-capital (“ROC”) distribution amounts are different for different share classes of the Fund.

Response. The ROC amounts, if any, are calculated once a year after the tax character of the dividends paid to the Fund, arising from its investments in real estate investment trusts, are determined (i.e., in February, for the prior calendar year). It is policy of the Registrants to equally allocate any ROC first to capital gain distributions paid during the year (of which there were none for the Fund in 2010) and then equally to individual ordinary income distributions paid during the year, unless there were no ordinary income distributions paid to an individual share class for one of the regularly scheduled quarterly ordinary income dividends. During 2010, no ordinary income distributions were paid to the Fund’s Class B and Class C shares during the second and third quarters. This was the result of the total Class B and Class C expenses exceeding ordinary income allocated to these classes for these quarterly time periods. Based on this fact pattern, the ROC amount realized by the Fund could not be equally allocated to each ordinary dividend paid by the Fund to each share class at each dividend date. Accordingly, the Registrants’ policy in this situation is to allocate the annual ROC amount as a consistent percentage of the individual ordinary income dividends received by shareholders in each class on each respective distribution rate. In 2010, this percentage was 28% and produced the amounts reflected in the Fund’s Financial Highlights table. Management believes the policy utilized in these situations provides a fair and reasonable result for the Fund’s shareholders.

Prospectuses included within the Registrants’ Registration Statements:

17.	Comment. In the most recent prospectuses for the ASG Diversifying Strategies Fund, Loomis Sayles Investment Grade Bond Fund and Vaughan Nelson Value Opportunity Fund, please explain why “Other Expenses” within the Annual Fund Operating Expenses table were restated to reflect current expenses.

Response. The following are the Registrants’ responses for the following Funds:

ASG Diversifying Strategies Fund

For a portion of the fiscal year ended December 31, 2010, the Fund was subject to a first-year fixed new fund fee pursuant to Section 3(a)(3) of the Administrative Services Agreement between Natixis Funds Trust II, on behalf of its series funds (including the Fund), and Natixis Asset Management Advisors, L.P., the Fund’s administrator (the “Administrator”). In the May 1, 2011 annual update of the Fund’s prospectuses for Class A, C and Y shares, the Registrant restated the “Other Expenses” amounts in the Annual Fund Operating Expenses table for each share class to reflect the current fees under the Administrative Services Agreement as if they had been in effect during the fiscal year ended December 31, 2010 (in accordance with Instruction 3(d)(ii) of Item 3 of Form N-1A). In connection with the restatement of “Other Expenses,” the Registrant also incorrectly restated the remaining balance of “Other Expenses” (i.e., those not related to the Administrative Services Agreement) so that the amounts disclosed for each share class were equal: 0.55%. The correct amounts that should have been disclosed for Class A, C and Y shares were 0.49%, 0.41% and 0.58%, respectively.

The Administrator has reviewed the Annual Fund Operating Expense tables in the most recent prospectuses for all of the Registrants’ series Funds and found only one other instance in which “Other Expenses” were incorrectly restated. In the May 1, 2011 annual update for the Absolute Asia Dynamic Equity Fund (a series of Natixis Funds Trust I), “Other Expenses” for each of Class A, C and Y shares were incorrectly restated to 5.43%.

It should be noted that, for each of the above-referenced Funds, each share Class is subject to an expense cap and that the gross Total Annual Fund Operating Expenses affected by the erroneous restatements were higher than the net Total Annual Fund Operating Expenses, which were disclosed correctly and actually borne by the shareholders. Thus, no shareholders were impacted adversely by the misstated “Other Expenses” amounts. Notwithstanding the above, each of Natixis Funds Trust II, on behalf of the ASG Diversifying Strategies Fund, and Natixis Funds Trust I, on behalf of the Absolute Asia Dynamic Equity Fund, will amend the Funds’ prospectuses to reflect the correct expense amounts in the Annual Fund Operating Expense and Example tables.

Loomis Sayles Investment Grade Bond Fund

Effective July 1, 2010, the Registrants’ Trustees approved a change to the method of allocating state registration and shareholder reporting expenses to the Fund’s Class A, B, C, Y and Admin shares. In the February 1, 2011 annual update of the Fund’s prospectuses, Loomis Sayles Funds II (the Registrant of which the Fund is a series) restated the “Other Expenses” amounts in the Annual Fund Operating Expenses table for each share class to reflect the current allocation of state registration and shareholder reporting expenses as if they had been in effect during the fiscal year ended September 30, 2010 (in accordance with Instruction 3(d)(ii) of Item 3 of Form N-1A).

Vaughan Nelson Value Opportunity Fund

The Registrant did not restate “Other Expenses” in the May 1, 2011 annual prospectus update but did restate “Other Expenses” in the May 1, 2010 annual prospectus update to reflect the first-year new fund fee under the above-referenced Administrative Services Agreement as if it had been in effect during the fiscal year ended December 31, 2009 (in accordance with Instruction 3(d)(ii) of Item 3 of Form N-1A). Consistent with the approach taken for the ASG Diversifying Strategies Fund and the Absolute Asia

Dynamic Equity Fund, the Registrant also incorrectly restated the remaining balance of “Other Expenses” (i.e., those not related to the Administrative Services Agreement) so that the amounts disclosed for each of Class were equal: 3.64%. As is the case for the ASG Diversifying Strategies Fund and the Absolute Asia Dynamic Equity Fund, each share Class of the Vaughan Nelson Value Opportunity Fund is subject to an expense cap and the gross Total Annual Fund Operating Expenses affected by the erroneous restatements were higher than the net Total Annual Fund Operating Expenses, which were disclosed correctly and actually borne by the shareholders. Thus, no shareholders were impacted adversely by the misstated “Other Expenses” amounts.

In connection with the above-referenced filings, we acknowledge that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosures in the above-referenced filings;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Corporation Finance’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2810.

Very truly yours,

/s/ Coleen Downs Dinneen
Coleen Downs Dinneen
Secretary and Chief Legal Officer

cc:	Russell L. Kane, Esq.

Michael C. Kardok

Michael G. Doherty, Esq.

John M. Loder, Esq.